FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of NOVEMBER 2005
                               (NOVEMBER 04, 2005)



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                announcing RESULT OF AGM released on NOVEMBER 04, 2005



British Sky Broadcasting Group plc
AGM Statement
4 November 2005


                       BRITISH SKY BROADCASTING GROUP PLC
                                (the "Company")

         Annual General Meeting - Shareholders approve all resolutions

At the Annual General Meeting of the Company held today at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.30 a.m., polls were held in respect of resolutions 14 and 15 (the later being a poll of independent shareholders as stated in the Notice convening the meeting). The results as certified by LIoyds TSB Registrars are detailed below.

The poll results were as follows:

Resolution 14 (The authority to make market purchases of the Company's ordinary shares)

                        For:      1,185,881,174
                        Against:    234,889,426

Resolution 15 (To approve the waiving of the compulsory bid obligation in respect of market purchases under Rule 9 of the City Code on Takeovers & Mergers)

                        For:      409,974,096
                        Against:  346,448,825

The poll resolutions were duly passed. The other fifteen resolutions put to the meeting, which did not require a poll, were also duly passed.

The voting results for all resolutions will shortly be available on our website www.sky.com/corporate

The Deputy Chairman and Senior Independent Non-Executive Director Jacob Rothschild made the following statement prior to the vote on resolution 14:

"A share buy back is an accretive way of returning capital and one that affords the Company significantly more flexibility than other ways of returning cash to shareholders. Such flexibility increases the Company's ability to take advantage of opportunities in the dynamic environment in which the Company operates.

The Independent Directors recognise there are a range of views held by shareholders on this subject and have tried to strike the right balance by following a process of listening, consultation and thinking for ourselves. The Independent Directors put forward the proposal only after having consulted with, and having received expressions of support from, a number of shareholders. We decided to seek an undertaking from News Corporation to limit the exercise of its voting rights in the form of a legally binding contract drawn up at the instruction of the Independent Directors by the leading law firm Herbert Smith.

However, the Board is not immutably wedded to buy backs. I and some of the other Independent Directors have met with many institutions in the run up to this year's General Meeting. We have reflected on their concerns and whilst we do continue to believe that it is appropriate to seek the authority this year, we will not be proposing to renew the buy back authority next year."


                                 - Ends -



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: NOVEMBER 04, 2005                  By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary